Exhibit 1

SPECIAL MEETING
OF SHAREHOLDERS OF

BIOMIRA INC.

TUESDAY, DECEMBER 4, 2007 – 9:00 A.M. MOUNTAIN STANDARD TIME
EDMONTON, ALBERTA

VOTING RESULTS:

Full details of the matter for shareholder action can be viewed by accessing via SEDAR the Proxy Statement/Prospectus dated October 19, 2007 for the meeting (http://www.sedar.com).

The Directors of Biomira Inc. recommended that shareholders vote FOR the matter below:

Arrangement Special Resolution

            For:           81.66 %                                Against:                      18.34 %                                Withheld:                      0.00%

The plan of arrangement under section 192 of the Canada Business Corporations Act and the arrangement agreement dated September 11, 2007, both involving Biomira Inc., Oncothyreon Inc., 4442636 Canada Inc., 4442644 Canada Inc. and 4442652 Canada Inc., all as set forth in the Proxy Statement/Prospectus, was confirmed, ratified and approved.